SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 4, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 4, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 4, 2004

DRILLING DISCOVERS ZONE OF HIGH-GRADE COPPER MINERALIZATION
IN MONYWA COPPER PROJECT’S SABETAUNG PIT

SINGAPORE — Ed Flood, Deputy Chairman of Ivanhoe Mines Ltd., announced today that an in-fill diamond-drill program has discovered a potentially significant zone of high-grade copper in the current pit floor of the Sabetaung deposit at the Monywa Copper Project in Myanmar.

Ivanhoe holds a 50% interest in the Monywa joint-venture operator, Myanmar Ivanhoe Copper Company Limited (MICCL).

Three new holes, drilled on 25-metre centres from the floor of the Sabetaung pit, intercepted long intervals of high-grade chalcocite mineralization grading up to 30.42% copper over 42 metres. Sabetaung has been MICCL’s primary source of ore since the first phase of the Monywa project began production in 1998.

Three drill holes in the high-grade zone have been completed to date, with the following intersections:

•	SDD0427 intersected 42 metres grading 30.42% copper, beginning at three metres down hole. This was followed by eight metres of 4.85% copper, followed by a further 18 metres of 0.80% copper and 30 metres of 0.30% copper.

•	SDD0425 intersected 46 metres of 7.43% copper starting at 70 metres down hole, including 22 metres of 10.63% copper, which represents a 60-metre, down dip (-80 degrees) extension of the high-grade zone in SDD0427. Below this zone, the hole intersected 28 metres grading 1.70% copper, followed by 50 metres of 2.68% copper, 14 metres of 3.00% copper and 42 metres of 0.60% copper. Assays are pending below this depth.

•	SDD0416 intersected 32 metres of 5.95% copper, starting at 72 metres down hole. This was followed by 28 metres of 1.67% copper and 84 metres of 0.43% copper.

The chalcocite-rich zone is exposed over a strike length of 63 metres in the Sabetaung pit face between the 525-metre and 535-metre benches. The drilling extends the >1% copper mineralization at least 190 metres below the current pit floor and 90 metres below the original final pit floor. The horizontal thickness of the high-grade zone is 21 metres in SDD0427 and 19 metres in SDD0425. The increase in width of the deeper, high-grade mineralization in SDD0425 could continue to a significant depth and along strike well beyond what has been identified by current drilling.

Based on the dimensions and grade of the chalcocite-rich zone exposed in the pit face and the results from the three drill holes, it is estimated that the potential tonnage and grade of the high-grade zone could range between 240,000 tonnes grading 18.7% copper and 875,000 tonnes at a grade of 6.6% copper. The larger tonnage estimate adds in lower-grade drill intervals and assumes that the high-grade hanging-wall zone projects 100 metres down dip to the full depth of the drill holes and averages 5% copper. The potential quantity and grade is conceptual in nature since there has been insufficient drilling to classify the new zone as a mineral resource.

The very high-grade copper zone consists of supergene chalcocite mineralization, replacing pyrite-filled, hydrothermal breccias and veins. The zone has undergone intense acid leaching by ascending hypogene, acidic, high-sulphidation fluids that have removed most of the feldspars in the host andesite porphyry rocks, leaving a very porous, pyrite- and silica-rich rock that now is intensely mineralized by descending supergene fluids precipitating chalcocite into the pores and coating/replacing pyrite. Hence, the very high supergene chalcocite grades decrease with depth to relatively strong (up to 7% copper) hypogene chalcocite.

A detailed drilling and geophysics program is underway to fully delineate the size, grade and depth extent of this new zone of mineralization to a measured resource category and to target additional high-grade copper structures that may be present to the southeast of the Sabetaung pit and to depth. Given the potential for this new zone to substantially expand the Sabetaung deposit to depth, Golder Associates of Perth, Australia, has been retained to consult on the in-fill drilling program and prepare a new resource estimate for Sabetaung.

Mark Haywood, MICCL’s senior development engineer, is the qualified person overseeing the drilling program and has reviewed the technical information contained in this release. In addition to on-site laboratory duplicate assaying, independent duplicate and umpire assaying is being conducted at the AMMTEC laboratory in Perth, Australia.

Monywa is an ISO 14001-certified open-pit, heap-leach SX/EW mine. Now in its sixth year of operation, Monywa produced 27,870 tonnes of LME Grade A cathode copper (13,935 tonnes net to Ivanhoe) in 2003 at a minegate cash operating cost of 39 cents (US) a pound. The mine is expected to produce approximately 32,000 tonnes (70.5 million pounds) of copper in 2004 (16,000 tonnes net to Ivanhoe).

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-looking statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the planned drilling at the Monywa project, statements concerning estimates of future copper production and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.